                                                                  Correspondence


                                                                   July 12, 2005

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:  John Reynolds
       Assistant Director

       Re:  HEALTHCARE ACQUISITION CORP.
            REGISTRATION STATEMENT ON FORM S-1 FILED MAY 6, 2005
            AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JUNE 9, 2005
            AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 12, 2005
            FILE NO. 333-124712

Ladies and Gentlemen:

         On behalf of Healthcare Acquisition Corp. (the "Company"), we are electronically transmitting hereunder a conformed copy of Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 (the "Registration Statement"). Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Maureen Bauer and John Zitko.

         This letter is being filed in response to the Staff's comments to Amendment No. 1 to Registration Statement on Form S-1 filed June 9, 2005. The Staff's comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Matthew P. Kinley, President and Treasurer of the Company, dated July 7, 2005.

         Please be advised that, in addition to the changes requested by the Staff, Amendment No. 2 has been revised to reflect an increase in the size of the offering as well as our application to list on the American Stock Exchange.

         In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company's response.

1. WE PARTIALLY REISSUE COMMENT FOUR FROM OUR LETTER OF JUNE 6, 2005. WE NOTE YOUR RESPONSE THAT THE REGISTRATION STATEMENT HAS BEEN MODIFIED THROUGHOUT TO DELETE REFERENCES TO THE PRIOR CONSENT REQUIRED OF MAXIM GROUP LLC BUT IT APPEARS THAT THE COPY OF THE UNDERWRITING AGREEMENT FILED WITH THIS AMENDMENT DOES PROVIDE FOR MAXIM'S CONSENT PRIOR TO ANY WARRANT REDEMPTION. PLEASE RECONCILE.

         The underwriting agreement and the other related exhibits have been re-filed with Amendment No. 2 and references to Maxim's consent have been deleted.

2. PLEASE UPDATE THE DISCLOSURE IN THE FOURTH RISK FACTOR. YOUR REFERENCE TO THE NUMBER OF BLANK CHECK COMPANIES AND THE AMOUNT OF FUNDS HELD IN TRUST NO LONGER APPEARS CURRENT. IN ADDITION, THE RISK FACTOR SHOULD BE REVISED TO INCLUDE REFERENCE TO NOT ONLY THOSE OFFERINGS WHICH ARE CURRENTLY SEEKING BUSINESS COMBINATION TRANSACTIONS, BUT ALSO THOSE PROPOSED OFFERINGS WHICH ARE CURRENTLY IN REGISTRATION WITH THE COMMISSION. PLEASE CONSULT WITH YOUR SOURCES AND REVISE AS APPROPRIATE.

         The fourth risk factor has been updated as requested. As of today's date there are approximately 21 blank check companies with more than $923 million in trust, and may be at least 28 additional blank check companies with more than $2.1 billion in trust that are seeking to carry out a business plan similar to our business plan.

3. WE NOTE RISK FACTOR 12 AND THE STATEMENT THAT YOUR EXISTING STOCKHOLDERS WILL NOT RECEIVE REIMBURSEMENT FOR ANY OUT-OF-POCKET EXPENSES INCURRED BY THEM TO THE EXTENT THAT SUCH EXPENSES EXCEED THE AMOUNT IN THE TRUST FUND UNLESS THE BUSINESS COMBINATION IS CONSUMMATED. PLEASE CLARIFY WHAT IS MEANT BY THIS STATEMENT AS IT APPEARS TO THE STAFF THAT THE AMOUNTS IN THE TRUST FUND WOULD NOT BE AVAILABLE FOR REIMBURSEMENT OF EXPENSES INCURRED BY YOUR EXISTING SHAREHOLDERS. IN CONNECTION WITH THIS COMMENT, PLEASE ADDITIONALLY SEE COMMENT SIX, BELOW.

         We have clarified our disclosure to explain that reimbursement from the trust fund may be made after consummation of the business combination only if there are sufficient funds available after such consummation.

4. WE PARTIALLY REISSUE COMMENT 22 FROM OUR LETTER OF JUNE 6, 2005. WE NOTE THE REVISED STATEMENT "TO DATE, WE DO NOT HAVE ANY SPECIFIC MERGER, CAPITAL STOCK EXCHANGE, ASSET ACQUISITION OR OTHER BUSINESS COMBINATION UNDER CONSIDERATION OR CONTEMPLATION AND WE HAVE NOT, NOR HAS ANYONE ON OUR BEHALF; CONTACTED ANY POTENTIAL TARGET BUSINESS OR HAD ANY DISCUSSIONS, FORMAL OR OTHERWISE, WITH RESPECT TO SUCH A TRANSACTION." PLEASE EXPAND THIS DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT NO AGENT OR REPRESENTATIVE OF THE REGISTRANT HAS TAKEN ANY MEASURE, DIRECT OR INDIRECT, TO LOCATE A TARGET BUSINESS AT ANY TIME, PAST OR PRESENT. IF ANY PARTY, AFFILIATED OR UNAFFILIATED WITH THE REGISTRANT, HAS APPROACHED YOU WITH A POSSIBLE CANDIDATE OR CANDIDATES, THEN SO DISCLOSE OR ADVISE US. AS STATED IN OUR LETTER OF JUNE 6, 2005, WE ARE NOT SEEKING SIMPLY WHETHER A POTENTIAL BUSINESS COMBINATION CANDIDATE HAS BEEN "SELECTED" BUT, RATHER, ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, DISCUSSIONS, NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE REGISTRANT OR AN AFFILIATE THEREOF, OR BY AN UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION INVOLVING THE REGISTRANT. WE ALSO NOTE SIMILAR DISCLOSURE IN THE SUMMARY AND IN RISK FACTOR ONE. PLEASE REVISE SUCH IN LINE WITH THIS COMMENT AS WELL. WE MAY HAVE FURTHER COMMENT.

         We have modified the disclosure as requested in the summary, risk factor one and in the business section.

5. WE NOTE YOUR DISCLOSURE THAT CERTAIN PERSONS "MAY BE DEEMED" PROMOTERS. PLEASE AFFIRMATIVELY IDENTIFY ALL PROMOTERS OF THE COMPANY. PLEASE REFER TO THE DEFINITION OF "PROMOTER" IN RULE 405 OF REGULATION C.

         We have affirmatively identified the promoters as requested.

6. WE NOTE YOUR DISCLOSURE THAT THERE IS NO LIMIT TO THE OUT-OF-POCKET EXPENSES THAT MAY BE INCURRED BY INITIAL SHAREHOLDERS. PLEASE REVISE TO CLARIFY HOW SUCH EXCESS EXPENSES WOULD BE REPAID IF THERE ARE NOT ENOUGH PROCEEDS NOT HELD IN TRUST TO SATISFY SUCH EXPENSES. WE NOTE THE RELATION TO RISK FACTOR 12, COMMENTED UPON ABOVE, WITH RESPECT TO THIS ISSUE.

         We have added disclosure in this section consistent with the disclosure in the risk factor and in conformity with our response to comment 3 above.

7. WE NOTE YOUR DISCLOSURE REGARDING THE UNDERWRITER PURCHASE OPTION ON PAGE F-9. PLEASE DISCLOSE IN THE FINANCIAL STATEMENTS THE MATERIAL TERMS OF THE UNDERWRITER'S OPTION, INCLUDING THE CONSIDERATION TO BE PAID BY THE UNDERWRITER, AND THE TERMS OF THE NET EXERCISE FEATURE CONTAINED IN THE OPTION. IN ADDITION, PLEASE TELL US HOW YOU INTEND TO ACCOUNT FOR THE UNDERWRITER'S PURCHASE OPTION IN YOUR FINANCIAL STATEMENTS. EXPLAIN YOUR BASIS FOR THE PROPOSED TREATMENT AND REFER TO EITF 00-19 AND OTHER AUTHORITATIVE GUIDANCE. AS APPLICABLE, EXPAND MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Disclosure in the footnotes to the financial statements has been expanded and the proposed accounting treatment identified with reference to EITF 00-19. We do not believe that the effects of such treatment are material enough to warrant further disclosure in MD&A.

8. YOUR ATTENTION IS DIRECTED TO SECTION 210.3-12 OF REGULATION S-X AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

         Duly noted.

9. YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

         A currently dated consent is included with Amendment No. 2.

         If you have any questions, please contact the undersigned at 515-244-5746, or Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at 212-370-1300.

                                                    Very truly yours,

                                                    HEALTHCARE ACQUISITION CORP.



                                                    By: /s/ Matthew P. Kinley
                                                        ------------------------
                                                        Matthew P. Kinley
                                                        President and Treasurer


cc:      Maureen Bauer
         John Zitko
         John Pappajohn
         Derace L. Schaffer, M.D.
         Clifford A. Teller
         Andrew Scott
         Barry I. Grossman, Esq.
         Stuart Neuhauser, Esq.
         Michael A. Midura, Esq.
         Paul Juffer
         Steven Skolnick, Esq.